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                          October 1, 2020

       Xiaodong Chen
       Chief Executive Officer and Director
       Blue Hat Interactive Entertainment Technology
       7th Floor, Building C, No. 1010 Anling Road
       Huli District, Xiamen, People's Republic of China 361009

                                                        Re: Blue Hat
Interactive Entertainment Technology
                                                            Registration
Statement on Form F-3
                                                            Filed September 25,
2020
                                                            File No. 333-249056

       Dear Mr. Chen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

                                                        Please contact Edward
M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Elizabeth Fei Chen,
Esq.